UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2026

Scott Steel
Managing Director
Morgan Stanley Bitcoin Trust
1585 Broadway
New York, New York 10036

Re: Morgan Stanley Bitcoin Trust
Amendment No. 2 to Registration Statement on Form S-1
Filed March 18, 2026
File No. 333-292586

Dear Scott Steel:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 17, 2026 letter.

Amendment No. 2 to Registration Statement on Form S-1

General

1. We note your revisions on page 72 in response to prior comment 1 indicating that AGS Trustees Limited performs functions similar to those of a traditional Sponsor. Please further clarify how AGS's responsibilities differ from those delegated to the Delegated Sponsor. For example, you disclose that AGS retains approval rights over certain material matters and maintains ongoing oversight obligations. Please expand this disclosure to identify with greater specificity the material matters subject to AGS's approval and the nature of its ongoing oversight. To the extent no separate Sponsor exists and the Delegated Sponsor is intended to fulfill the Sponsor's role, please state this explicitly. In addition, please file the Appleby Agreements at your earliest convenience and confirm your understanding that we will need time to review these agreements. We may have additional comments after reviewing them.

<u>The Trust and Bitcoin Prices</u>
<u>Use of CoinDesk Bitcoin Benchmark 4PM NY Settlement Rate, page 66</u>

2. We note your response to comment 7 in our letter dated February 11, 2026. Please revise to:
   - Include a table with market share and volume information for each Constituent Exchange comprising the Pricing Benchmark.
   - Disclose how the Delegated Sponsor will notify shareholders of a change in the Pricing Benchmark or Benchmark Provider. In this regard, we note your statement on page 67 that the Delegated Sponsor holds full discretion to change either the Pricing Benchmark or the Benchmark Provider subject to proper notification to shareholders.
   - Describe in greater detail the "CoinDesk Exchange Eligibility Methodology." In this regard, we note on page 67 that Exchange eligibility is reviewed and updated on a regular basis according to the CoinDesk Exchange Eligibility Methodology.
   - Describe in greater detail the composition, role and oversight process of the CCData Benchmark Oversight Committee. In this regard, we note on page 67 that the Pricing Benchmark is subject to oversight by the CCData Benchmark Oversight Committee.

Please contact Rolf Sundwall at 202-551-3105 or Mark Brunhofer at 202-551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Lulu Cheng at 202-551-3811 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Anna Tomczyk